Exhibit 99.1

FOR IMMEDIATE RELEASE

Wang & Lee Group Awarded US$71 Million Contract by NQ Marble with Exclusive Rights to Pioneer Dual-Purpose Marble Quarrying and Solar Crypto Farm Operations in Queensland

Historic partnership combines sustainable resource extraction with renewable energy innovation, driving growth in Australia’s marble quarrying and green tech sectors

Hong Kong – March 06, 2025 – Wang & Lee Group, Inc. (Nasdaq: WLGS), a multinational leader in sustainable infrastructure and resource development, today announced it has been awarded a US$71 million contract by NQ Marble Pty Ltd, a Queensland-based marble quarrying enterprise, to exclusively undertake (i) the exploration and quarrying of natural marble and (ii) the design and implementation of a solar battery crypto farm across multiple sites in Queensland, Australia. A non-refundable deposit of US$1 million has been paid by NQ Marble to WLGS. This groundbreaking initiative will optimize 25.42 km² of land by integrating marble production with renewable energy generation, capitalizing on Queensland’s world-class solar resources and accelerating Australia’s transition to sustainable industrial practices. This pioneering project taps into Australia’s underutilized solar resources, leveraging average annual solar irradiance of 5.5–6.0 kWh/m²/day—exceeding regions like Japan (3.5–4.0 kWh/m²/day) and Germany (2.8–3.2 kWh/m²/day).

Synergizing Marble Production and Renewable Energy

Under the agreement, WLGS will leverage its expertise to extract high-value marble from NQ Marble’s existing sites while simultaneously developing a state-of-the-art solar battery crypto farm across idle portions of the land. Queensland’s exceptional solar exposure—averaging over 300 days of sunshine annually—positions the region as an ideal hub for renewable energy projects. The solar farm will power cryptocurrency mining operations, with excess energy stored in advanced battery systems to ensure uninterrupted productivity and reduce reliance on fossil fuels.

Key Benefits of the Dual-Purpose Model:

●	Maximizing Land Utility: By repurposing idle quarry areas for solar energy, the project avoids leaving vast tracts of land underutilized, generating dual revenue streams from marble sales and crypto mining operations.

●	Sustainable Growth: The solar crypto farm aligns with Australia’s renewable energy targets, reducing carbon emissions while supporting the booming demand for “green” blockchain technologies.

●	Economic Value: WLGS will derive revenue from both marble sales and crypto mining, enhancing profitability across the project’s lifecycle.

Capitalizing on NQ Marble’s Existing Assets and Market Position

NQ Marble has around 141 large natural marble blocks, weighing approximately 2,800 tonnes (priced at AUD800–1,000 per tonne), which are prized for their use in premium architectural projects globally, including Adelaide University’s installations and Jowin Group’s luxury “BIANCO FANIELLO” hotel developments in China. WLGS will expand production to meet surging demand from Australia’s home building sector, which is experiencing record growth driven by urbanization and infrastructure investments.

Strategic Collaboration for “Made in Australia” Excellence

WLGS and NQ Marble are actively seeking partnerships with marble quarrying experts and industry professionals to optimize site operations and develop premium “Made in Australia” marble products. This collaboration aims to:

●	Enhance technical expertise in marble extraction, processing, and design.

●	Expand market share in Asia-Pacific luxury construction markets.

●	Drive innovation in sustainable quarrying practices.

Quotes from Leadership

Mr. Ho, CEO of Wang & Lee Group, stated: “This contract represents a transformative step for WLGS, merging traditional resource extraction with cutting-edge renewable technology. Queensland’s solar potential and NQ Marble’s premium assets create a unique opportunity to deliver value to shareholders while advancing global sustainability goals.”

Mr. Cheng, Managing Director of NQ Marble, added: “Partnering with WLGS allows us to maximize the potential of our sites without compromising on environmental stewardship. The solar crypto farm ensures every hectare contributes to our financial and ecological objectives.”

For media inquiries, contact:

WANG & LEE GROUP, Inc.

Website: https://www.wangnleegroup.com/

Email: ir@wangleegroup.com

This press release contains forward-looking statements subject to risks and uncertainties. Actual results may differ materially.

NQ Marble’s marble blocks

NQ Marble’s existing sites

NQ Marble’s luxury construction finished products

NQ Marble’s luxury construction finished products

Different patterns of marbles